

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 21, 2011

<u>Via E-mail</u>
Phillip Jennings
Chief Executive Officer
Brazil Gold Corp.
800 Bellevue Way NE
Suite 400,
Bellevue, WA 98004

      Re: Brazil Gold Corp.
              Item 4.01 Form 8-K
              Filed September 19, 2011
              File No. 001-33714

Dear Mr. Jennings:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K</u>
<u>Item 4.01</u>

1. Please note that the resignation or dismissal of an independent accountant, or its refusal to stand for re-appointment, is a reportable event separate from the engagement of a new independent accountant. On some occasions, two reports on Form 8-K are required for a single change in accountants, the first on the resignation (or refusal to stand for re-appointment) or dismissal of the former accountant and the second when the new accountant is engaged. As such under

the rules, you had four business days from the date of the dismissal to file the Form 8-K.

2. Please amend your Form 8-K and state whether the decision to change accountants was recommended or approved by: (a) any audit or similar committee of the board of directors, if you have such a committee; or (b) the board of directors, if you have no such committee.

3. Please amend your Form 8-K to include the required letter from your former accountant that states whether or not they agree with your disclosures in the Form 8-K.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director